July 17, 2015

VIA EDGAR

United States Securities and Exchange Commission

Washington,  D.C. 20549

Application to Withdraw

Post-Effective Amendment No. 2

to

Registration Statement on Form S-1
ETFS Asian Gold Trust

Registration No.: 333-195868

Dear Ladies and Gentlemen:

ETF Securities USA LLC, the sponsor (the “Sponsor”) of ETFS Asian Gold Trust (the “Trust”), hereby applies on behalf of the Trust, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”) to withdraw Post-Effective Amendment No. 2 (the “Amendment”) to the registration statement on Form S-1 (File No. 333-195868) that was filed with the Securities and Exchange Commission on July 16, 2015. The Sponsor has determined that the information contained in the prospectus that is a part of the Amendment need only be provided in a prospectus supplement filed pursuant to Rule 424(b)(3) under the Securities Act. The Amendment is being withdrawn solely for this reason. No securities were sold in connection with the offering contemplated by the Amendment. For the foregoing reasons the Sponsor believes that the withdrawal of the Amendment is consistent with the public interest and the protection of investors.

Please do not hesitate to contact the undersigned at 011-44-1534-825-509  or, in my absence, Peter J. Shea of Katten Muchin Rosenman LLP at (212) 940-6447 if you have any questions or comments with respect to this application to withdraw the Amendment.

Sincerely yours,

ETF Securities USA LLC, as sponsor of the Trust

By: _/s/ Christopher Foulds____________

Christopher Foulds

Chief Financial Officer & Treasurer

cc:Peter J. Shea